Verona Pharma plc
Operational Update and Financial Results for the Three and Nine Months Ended September 30, 2020
Initiated ENHANCE Phase 3 clinical trials in COPD
Completed $200 million private placement
Commenced a pilot clinical study in U.S. patients hospitalized with COVID-19
Conference call today at 9:00 a.m. EDT / 1:00 p.m. GMT

LONDON, UK and RALEIGH, NC, October 29, 2020 – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces financial results for the three and nine months ended September 30, 2020 and provides a corporate update.
"We continue to make outstanding progress and are delighted to have started four clinical trials in the third quarter including our pivotal ENHANCE-1 and 2 (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) Phase 3 studies," said David Zaccardelli, Pharm. D., President and Chief Executive Officer. "This important milestone brings us closer to potentially submitting a New Drug Application in the U.S. for ensifentrine and addressing the urgent need for a novel therapy for the treatment of chronic obstructive pulmonary disease ("COPD").
"In addition to the two ENHANCE clinical trials which have both enrolled patients, we started a pilot clinical study to investigate ensifentrine delivered via pressurized metered-dose inhaler ("pMDI") formulation in U.S. patients hospitalized with COVID-19. Clinical data from prior studies of ensifentrine have demonstrated that it improves lung function and reduces cellular markers of inflammation in the lungs. We believe ensifentrine, with its novel mechanism of action, has the potential to benefit patients suffering from COVID-19. Results are anticipated in the first half of 2021.
"Also during the third quarter, we initiated the second, multiple dose part of a Phase 2 study with the pMDI formulation of ensifentrine in COPD, which was postponed due to the pandemic. Results are expected in the first half of 2021.
"This clinical progress is supported by the $200 million raise we completed in July and we appreciate the highly experienced life science investors that participated in the offering. The funds are expected to support our operations and Phase 3 clinical programs into 2023."

OUTLOOK AND STRATEGY
Verona Pharma aims to improve health and quality of life for the millions of people affected by respiratory diseases. The Company's first-in-class development candidate, ensifentrine, has the potential to provide benefit to patients suffering from respiratory conditions such as COPD, COVID-19, cystic fibrosis ("CF") and asthma.
Ensifentrine is a novel, investigational inhaled therapy that has been shown to act as both a bronchodilator and an anti-inflammatory agent in one compound. Initially, the Company is advancing the development of nebulized ensifentrine for the maintenance treatment of COPD.
We are pleased to announce that Verona Pharma has met the following 2020 objectives that were established at the time of the management change:
•Completing an End-of-Phase 2 meeting with the FDA in May to receive guidance on the design of the Phase 3 program with nebulized ensifentrine.
•Securing $200 million in gross proceeds ($185.5 million net of commissions and expenses) through a private placement in July which we expect to be sufficient capital to fund the Phase 3 program for nebulized ensifentrine.
•Initiating the ENHANCE Phase 3 program with nebulized ensifentrine in moderate to severe COPD patients in September.

OPERATIONAL AND DEVELOPMENT HIGHLIGHTS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2020
Financial
•In July, the Company completed a $200 million private placement of American Depositary Shares ("ADSs") and ordinary shares that resulted in net proceeds of approximately $185.5 million after giving effect to transaction related fees and expenses (the "Private Placement"). The Company expects the proceeds of the Private Placement to be sufficient to support its operations and clinical programs into 2023.
•In September, Verona Pharma announced plans to delist from the AIM stock market effective from 7:00 am GMT on October 30, 2020. The Company will retain its listing on the Nasdaq Global Market ("Nasdaq"). The move is expected to further enhance liquidity of trading by combining all trading transactions on Nasdaq and to reduce costs through removing duplicative listing and compliance fees.
•Also in September, Verona Pharma rang the Nasdaq closing bell in celebration of the Company's $200 million financing.
•In the third quarter the Company changed its accounting policy with regards to its presentational currency and is now presenting financial results in US dollars. Historical results, including the six months ended June 30, 2020, have been retrospectively presented in US dollars.

Clinical
•In July, the Company received a notice to proceed from the FDA for our Investigational New Drug Application to evaluate pMDI ensifentrine in a randomized, double-blind, placebo-controlled pilot clinical study for the treatment of patients hospitalized with COVID-19 and, in September, the Company initiated the study. The study will evaluate the effect of ensifentrine on key outcomes in patients hospitalized with COVID-19 including facilitation of recovery from the viral infection, clinical status improvement and reduction in supplemental oxygen use and progression to mechanical ventilation.
•In August, the Company initiated the second, multiple dose, part of a Phase 2 study to evaluate pMDI ensifentrine in patients with moderate to severe COPD. Results are expected in the first half of 2021.
•In September, the Company initiated its ENHANCE Phase 3 trials to evaluate the efficacy and safety of nebulized ensifentrine in patients with moderate to severe COPD. The two randomized, double-blind, placebo-controlled studies (ENHANCE-1 and ENHANCE-2) will evaluate ensifentrine as monotherapy and added onto a single bronchodilator. Each study will enroll approximately 800 moderate to severe, symptomatic COPD patients at sites primarily in the U.S. and Europe. The two study designs will replicate measurements of efficacy and safety data over 24 weeks, but ENHANCE-1 will also evaluate longer-term safety in 400 patients over 48 weeks.
•Additionally in September, a detailed analysis of symptom data from a previously reported Phase 2b clinical trial with nebulized ensifentrine as a maintenance treatment for COPD was published in the leading peer reviewed journal for specialists and healthcare professionals, International Journal of Chronic Obstructive Pulmonary Disease. The analyses demonstrate that ensifentrine meaningfully improved symptoms and quality of life after 4 weeks in patients with moderate to severe COPD.
•Also in September, Dr. Tara Rheault, Vice President, R&D and Global Project Management, presented new subgroup analysis from Phase 2b trials with nebulized ensifentrine in COPD at the European Respiratory Society International Congress. The data demonstrated that ensifentrine as monotherapy or added onto tiotropium (Spiriva® Respimat®) improved lung function in moderate or severe COPD patients regardless of smoking status or history of chronic bronchitis over 4 weeks.

FINANCIAL HIGHLIGHTS
•Net cash, cash equivalents and short term investments at September 30, 2020, amounted to $202.0 million (December 31, 2019: $40.8 million). The increase is due to the completion of the Private Placement with gross proceeds of approximately $200 million. The net proceeds of the Private Placement were approximately $185.5 million after deducting placement agent fees and other expenses. We continue to evaluate and consider other financing vehicles, including venture debt and other facilities, to potentially provide us with further financial flexibility.
•For the nine months ended September 30, 2020, the Company reported operating loss of $46.2 million (nine months ended September 30, 2019: $42.7 million) and reported loss after tax of $41.4 million (nine months ended September 30, 2019: $31.0 million). Research and development costs fell by $7.1 million in the nine months ended September 30, 2020, compared to the prior period, primarily due to significantly higher costs of an ongoing Phase 2b study in 2019 compared to the start up costs incurred in 2020 for the ENHANCE program. General and administrative costs increased by $10.5 million as the 2020 period had higher costs related to share based payment charges, executive changes and certain costs related to the Private Placement recorded as expenses in the Statement of Comprehensive Income.
•The Company reported loss per share of 21.0 cents for the nine months ended September 30, 2020 (nine months ended September 30, 2019: 29.4 cents).
•Net cash used in operating activities for the nine months ended September 30, 2020 was $25.7 million (nine months ended September 30, 2019: $31.3 million). Cash used was lower predominantly due to lower cash based operating costs and a higher cash tax credit received.
•Cash generated from financing activities of $188 million was primarily related to net cash proceeds from the Private Placement.
•In the nine months ended September 30, 2020 the Company re-evaluated its assumed contingent liability and In-Process Research and Development asset in light of its determination that ensifentrine had moved from Phase 2 to Phase 3 stage of clinical development. Future cashflows relating to a potential milestone payment and potential royalties payable were remeasured applying updated estimates of probabilities of success based on the assumed reduced clinical risk of moving into Phase 3. Accordingly the Company recorded an increase of $27.7 million to the assumed contingent liability and a corresponding increase to the related In-Process Research and Development intangible asset. There is no material effect on current period comprehensive loss, net assets or cashflows.

CONFERENCE CALL AND WEBCAST INFORMATION
Verona Pharma will host an investment community conference call at 9:00 a.m. EDT / 1:00 p.m. GMT on Thursday, October 29, 2020 to discuss the Q3 2020 financial results and the corporate update.
Analysts and investors may participate by dialing one of the following numbers and reference conference number: 2469127:

•+1-888-317-6003 for callers in the United States
•+1-412-317-6061 for international callers

A live webcast will be available on the Events and Presentations link on the Investors page of the Company's website, www.veronapharma.com, and an audio replay will be available there for 90 days. An electronic copy of the Q3 2020 results release will also be made available today on the Company’s website. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Victoria Stewart, Director of Communications	info@veronapharma.com

N+1 Singer	Tel: +44 (0)20 3283 4200
(Nominated Adviser and UK Broker)
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)

Optimum Strategic Communications	Tel: +44 (0)20 3950 9144
(European Media and Investor Enquiries)	verona@optimumcomms.com
Mary Clark / Eva Haas / Shabnam Bashir

Argot Partners	Tel: +1 212-600-1902
(U.S. Investor Enquiries)	verona@argotpartners.com
Kimberly Minarovich / Michael Barron

COVID-19 IMPACT AND BUSINESS CONTINUITY
To help protect the health and safety of the patients, caregivers and healthcare professionals involved in its ongoing clinical trials of ensifentrine, as well as its employees and independent contractors, the Company continues to follow guidance from the FDA and other health regulatory authorities regarding the conduct of clinical trials during the COVID-19 pandemic to ensure the safety of study participants, minimize risks to study integrity, and maintain compliance with good clinical practice (GCP). The Company continues to review this guidance and the effect of the COVID-19 pandemic on its operations and clinical trials and will provide an update if it becomes aware of any meaningful disruption caused by the pandemic to its clinical trials.
Verona Pharma is closely monitoring activities at the Company’s contract manufacturers associated with clinical supply for the ongoing clinical trials, and is satisfied that appropriate plans and procedures are in place to ensure uninterrupted future supply of ensifentrine to the clinical trial sites, subject to potential limitations on their operations and on the supply chain due to the COVID-19 pandemic. The Company is continuing to monitor this situation and will provide an update if it becomes aware of any meaningful disruption caused by the pandemic to the clinical supply of ensifentrine for its clinical trials.

Corporate Operations and Financial Impact
Verona Pharma has also implemented measures to help keep the Company’s employees, families, and local communities healthy and safe. All employees are working remotely and all business travel has been restricted.
The COVID-19 pandemic has caused significant disruption to the financial markets but Verona Pharma has successfully raised sufficient capital to fund the Phase 3 program for nebulized ensifentrine.
COVID-19 Risk Factor
Verona Pharma has assessed the potential impact on its business of the COVID-19 pandemic and updated its risk factor disclosures on a Report on Form 6-K filed with the SEC on April 30, 2020.
About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. The Company is evaluating nebulized ensifentrine in its Phase 3 clinical program ENHANCE ("Ensifentrine as a Novel inHAled Nebulized COPD thErapy") for COPD maintenance treatment. The Company raised gross proceeds of $200 million through a private placement in July 2020 and expects the funds to support its operations and Phase 3 clinical program into 2023. Two additional formulations of ensifentrine are currently in Phase 2 development for the treatment of COPD: dry powder inhaler ("DPI") and pressurized metered-dose inhaler ("pMDI"). Ensifentrine is being evaluated in a pilot clinical study in patients hospitalized with COVID-19 and has potential applications in cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com.
Forward Looking Statements
This press release, operational review, outlook and financial review contain forward-looking statements. All statements contained in this press release, with respect to our operational review, outlook and financial review that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the development and potential of ensifentrine, including its potential to help patients recover from COVID-19, the initiation, progress and timing of clinical trials and related data readouts, our expectations surrounding clinical trial results and responses from the FDA, the market opportunity for various formulations of ensifentrine, including estimates of the market size for COPD, the impact of the COVID-19 pandemic on our business and operations and the Company’s future financial results, the sufficiency of our cash and cash equivalents, and our expectations surrounding additional funding.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, as well as the impact of our management team transition; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; the impact of the COVID-19 pandemic on our operations, the continuity of our business and general economic conditions; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like COVID-19.

These and other important factors under the caption “Risk Factors” in our Registration Statement on Form F-1 filed with the SEC on August 17, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release, operational review, outlook and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release and operational and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release, operational review, outlook and financial review.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

OPERATIONAL REVIEW
Company Overview
Verona Pharma is focused on developing and commercializing our first-in-class Phase 3 candidate, ensifentrine, for the treatment of significant unmet respiratory needs such as chronic obstructive pulmonary disease (“COPD”). Ensifentrine has a novel mechanism of action and has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. As well as COPD, ensifentrine has potential applications in COVID-19, cystic fibrosis, asthma and other respiratory diseases.
Verona Pharma is evaluating nebulized ensifentrine in the Phase 3 clinical program ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) for the maintenance treatment of COPD. The Company raised gross proceeds of $200 million through a private placement in July 2020 and expects the funds to support its operations and Phase 3 clinical program into 2023. Two additional formulations of ensifentrine are currently in Phase 2 development for the treatment of COPD: dry powder inhaler ("DPI") and pressurized metered-dose inhaler ("pMDI"). Ensifentrine is being evaluated in a pilot clinical study in U.S. patients hospitalized with COVID-19.
Ensifentrine has demonstrated significant and clinically meaningful improvements in both lung function and COPD symptoms, including breathlessness, in patients with moderate to severe COPD. In addition, ensifentrine showed further improved lung function and reduced lung volumes in patients taking standard short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy. Ensifentrine has been well tolerated in clinical trials involving more than 1,300 people to date.
Ensifentrine highlights:
•First-in-class dual bronchodilator and anti-inflammatory agent in a single molecule
•Potentially the first novel class of bronchodilator in COPD in over 40 years
•Potentially the only bronchodilator option as an add-on to existing dual / triple therapy

COPD is a common, progressive, and life-threatening respiratory disease without a cure. It damages the airways and lungs, leading to debilitating breathlessness, hospitalizations and death. COPD has a major impact on everyday life. Patients struggle with basic activities such as getting out of bed, showering and walking. COPD affects approximately 384 million people worldwide. It is the third leading cause of death globally, according to the World Health Organization.
COPD patients are frequently treated with bronchodilators, to relieve airway constriction and make it easier to breathe, and with corticosteroids, to reduce lung inflammation. Despite receiving maximum therapy, many patients, more than 1.2 million in the U.S. alone, remain symptomatic and urgently need additional treatment. We believe that ensifentrine can provide significant benefits for these patients.
The pharmacological profile of ensifentrine including its novel mechanism of action, which is complementary to existing classes, strong improvement in COPD symptoms and meaningful improvement in quality of life, addresses the large unmet need experienced by COPD patients today.
Ensifentrine is a dual phosphodiesterase (“PDE”) 3 and PDE4 inhibitor. It is delivered via inhalation, locally to the lung to maximize pulmonary exposure to ensifentrine while minimizing systemic exposure. This minimizes side-effects such as the gastrointestinal disturbance associated with oral PDE4 inhibitors and the cardiovascular side-effects seen with oral PDE3 inhibitors.
The nebulized formulation of ensifentrine can be used by adults of any age and dexterity and regardless of peak inspiratory flow, offering advantages to patients who may struggle to operate handheld inhaler devices or have low peak inspiratory flow. Nevertheless, handheld inhaler formats are also important delivery mechanisms in the approximately $9.6 billion U.S. market for maintenance COPD therapies. Verona Pharma has developed formulations of ensifentrine in DPI and pMDI formats and successfully demonstrated proof of concept in COPD patients with these formulations. The development of pMDI and DPI formulations of ensifentrine provides expanded opportunities in life cycle management including new indications, formulation combinations and collaborations.
Verona Pharma sees its initial market opportunity as the U.S. and the Company intends to commercialize nebulized ensifentrine itself in this market. Outside of the U.S., Verona Pharma intends to identify collaborators that can maximize ensifentrine's potential in those regions.

FINANCIAL REVIEW
Financial review of the nine and three month periods ended September 30, 2020
Nine months ended September 30, 2020
Research and Development Costs
Research and development costs were $28.1 million for the nine months ended September 30, 2020, compared to $35.2 million for the nine months ended September 30, 2019, a decrease of $7.1 million, predominantly attributable to a $9.9 million decrease in clinical trial expenses, partially offset by a $2.5 million increase in non-cash share based payment charges. While there were six clinical trials (ongoing, in preparation or closing down) in the nine months ended September 30, 2020 compared to four in the same period in 2019, the costs related to the Phase 2b four-week clinical study with ensifentrine added on to tiotropium in the 2019 period were significantly higher than the start-up costs of the ENHANCE program that were incurred in the 2020 period.
General and Administrative Costs
General and administrative costs were $18.1 million for the nine months ended September 30, 2020, compared to $7.5 million for the nine months ended September 30, 2019, an increase of $10.6 million. The increase included $2.7 million of costs relating to executive changes and relocation of our U.S. office to North Carolina, $1.7 million in higher Director's and Officers liability insurance costs, $1.6 million in costs relating to the Private Placement and a $4.4 million increase in non-cash share based payment charges. Other costs increased by $0.2 million.
Finance Income and Expense
Finance income and expense are driven by the changes in the fair value of the warrant liability, changes in the present value of the assumed contingent liability, foreign exchange movements on cash and cash equivalents and interest income and expense.
Finance income was $1.3 million for the nine months ended September 30, 2020, and $4.2 million for the nine months ended September 30, 2019. Finance income was lower in the nine months ended September 30, 2020 as the fair value of the warrant liability decreased by $2.7 million in the 2019 period, compared to an increase in the nine months ended September 30, 2020. The increase in the 2020 period was recorded in finance expense.
Gains on cash and short term investments due to foreign exchange movements were $1.2 million in the nine months ended September 30, 2020, compared to $0.7 million in the same period in the prior year.
Interest received on cash and short term investments reduced by $0.7 million due to lower overall interest rates and a change in our investment policy to use government debt money market funds compared to term deposits previously utilized.
Finance expense was $2.2 million for the nine months ended September 30, 2020, compared to $0.1 million for the nine months ended September 30, 2019. The increase in the nine months ended September 30, 2020 was primarily related to a $1.4 million accounting charge relating to the unwind of the discount on the assumed contingent liability as the present value of the contingent liability increases as the estimated time to potential payment is becoming closer. Additionally, there was a $0.7 million charge relating to an increase in the fair value of the warrant liability in the nine months ended September 30, 2020. In the prior period the present value of the warrant liability decreased resulting in finance income.
Taxation
The tax credit in the Statement of Comprehensive Income is predominantly made up of the UK tax credit and a small tax charge relating to our US operations. The UK tax credits are calculated as a percentage of qualifying research and development expenditure and are payable in cash by the UK government to the Company. Credits recorded in the 2020 financial year are expected to be received in the 2021 financial year. We expect the magnitude of these credits to increase as expenditures on our Phase 3 program accelerate and they continue to be a significant element in our financing strategy.
The tax credit for the nine month period ended September 30, 2020 was $5.7 million compared to a credit of $7.6 million for the nine months ended September 30, 2019, a decrease of $1.9 million. The decrease in the credit amount was attributable to our decreased expenditures on research and development in 2020, compared to the same period in 2019.
Assumed contingent liability and In-Process Research and Development Asset

In the second quarter of 2020, the Company re-evaluated its contingent liability and In-Process Research and Development asset in light of its determination that ensifentrine has moved from Phase 2 to Phase 3 stage of clinical development. Future cashflows relating to a milestone payment and potential royalties payable were remeasured. After applying estimated probabilities of success, the assumed contingent liability that relates to these potential future cashflows was adjusted. Accordingly the Company recorded an increase of $27.7 million to the contingent liability and a corresponding increase to the related In-Process Research and Development asset. There is no material effect on current period comprehensive loss, net assets or cashflows.
The discount that is used to calculate the present value of the assumed contingent liability unwinds each quarter as the time to potential payment becomes closer and is recorded as a finance expense.
Private Placement
On July 17, 2020, Verona Pharma announced that it had raised approximately $200 million in a private placement with new and existing institutional and accredited investors. The Private Placement comprised a placement of 39,090,009 ADSs, each representing eight Ordinary Shares or non-voting Ordinary Shares of the Company, at a price of $4.50 per ADS, and 43,111,112 of the Company’s Ordinary Shares at the equivalent price per Ordinary Share of $0.5625.
The net proceeds of the Private Placement were approximately $185.5 million after deducting placement agent fees and associated expenses (including costs recorded to both equity and the Statement of Comprehensive Income). $1 million of such costs were paid in October 2020. Should the Company need to raise additional capital in the future, there can be no assurance that we will be able to do so on acceptable terms or at all.
Cash Flows
Net cash used in operating activities decreased to $25.7 million for the nine months ended September 30, 2020, from $31.3 million for the nine months ended September 30, 2019, a fall of $5.6 million. Operating loss in the nine months ended September 30, 2020 was $3.5 million higher which included $6.9 million higher non-cash share based payment charges, so cash related charges were approximately $3.4 million lower. In addition, the cash tax credit of $9.0 million received was $3.8 million higher than in the nine months ended September 30, 2019. Offsetting this, the timing of supplier payments led to $1.6 million higher cash outflow in the current period.
The decrease in net cash generated in investing activities to $9.7 million for the nine months ended September 30, 2020, from $49.0 million for the nine months ended September 30, 2019 was due to the net movement of funds from short term investments to cash being less in the 2020 period.
The $187.5 million increase in cash generated from financing activities was primarily due to net cash received from the Private Placement.
Cash, cash equivalents and short-term investments
Net cash, cash equivalents and short-term investments at September 30, 2020, increased to $202.0 million from $40.8 million at December 31, 2019 due to net receipts from the Private Placement, partially offset by utilization of cash in ordinary operating activities.
Net assets
Net assets increased to $197.7 million at September 30, 2020, from $44.9 million at December 31, 2019. This was predominantly due to the increase in equity from the Private Placement, partially offset by Company's operating activities.

Three months ended September 30, 2020
The operating loss for the three months ended September 30, 2020, was $21.2 million (September 30, 2019: $17.2 million) and the loss after tax for the three months ended September 30, 2020, was $19.9 million (September 30, 2019: $12.5 million).
Research and Development Costs
Research and development costs were $12.7 million for the three months ended September 30, 2020, compared to $14.7 million for the three months ended September 30, 2019, a decrease of $2.0 million.
This decrease was primarily attributable to a $4.2 million decrease in clinical trial expenses partially offset by a $2.4 million increase in the share based payment charge recorded in the three months ended September 30, 2020. There were costs relating to four clinical trials (ongoing, in preparation or closing down) in the three months ended September 30, 2020, compared to two in the comparative period, however, the costs related to the Phase 2b four-week clinical study with ensifentrine added on to tiotropium in the 2019 period, were significantly higher than the start-up costs of the ENHANCE program that were incurred in the 2020 period.
General and Administrative Costs
General and administrative costs were $8.5 million for the three months ended September 30, 2020, compared to $2.4 million for the three months ended September 30, 2019, an increase of $6.1 million. The increase was attributable to $1.6 million of costs related to the Private Placement which were recorded as expenses, a $1.0 million increase in Directors and Officers liability insurance costs and a $3.4 million increase in non-cash share based payment charges.
Finance Income and Expense
Finance income was $0.9 million for the three months ended September 30, 2020, and $1.5 million for the three months ended September 30, 2019. Finance income in the three months ended September 30, 2020, predominantly comprised a $0.8 million foreign exchange gain on cash and cash equivalents, which was broadly similar to the gain in the prior period. Also, the prior period included $0.4 million relating to movements in the fair value of the warrants (recorded in finance expense in the 2020 period) and $0.2 million of interest on cash balances.
Finance expense was $1.9 million for the three months ended September 30, 2020, compared to $54 thousand for the three months ended September 30, 2019. The increase was primarily due to a $1.0 million charge relating to the revaluation of the warrants and a $0.9 million charge relating to the unwind of the discount on the assumed contingent liability in the 2020 period.
Taxation
Taxation for the three months ended September 30, 2020, amounted to a credit of $2.3 million compared to a credit of $3.2 million for the three months ended September 30, 2019.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
AS OF SEPTEMBER 30, 2020, DECEMBER 31, 2019 AND JANUARY 1, 2019

			Restated*	Restated*
	Notes	As of September 30, 2020	As of December 31, 2019	As of January 1, 2019
		$'000s	$'000s	$'000s
ASSETS
Non-current assets:
Goodwill		545	585	563
Intangible assets	10	31,507	3,659	3,340
Property, plant and equipment		107	57	27
Right-of-use asset	11	1,194	1,288	415
Total non-current assets		33,353	5,589	4,345

Current assets:
Prepayments and other receivables		4,668	3,676	3,144
Current tax receivable		5,838	9,814	5,741
Short term investments	12	—	10,380	57,320
Cash and cash equivalents	13	201,968	30,428	25,243
Total current assets		212,474	54,298	91,448
Total assets		245,827	59,887	95,793

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		30,054	7,265	7,265
Share premium		330,068	165,408	165,408
Share-based payment reserve		23,430	14,127	11,008
Cumulative Translation Adjustment		(5,796)	(3,327)	(4,751)
Accumulated loss		(180,041)	(138,542)	(98,031)
Total equity		197,715	44,931	80,899

Current liabilities:
Derivative financial instrument	14	1,857	1,188	3,180
Lease liabilities		808	611	441
Trade and other payables		14,194	10,962	9,866
Total current liabilities		16,859	12,761	13,487

Non-current liabilities:
Assumed contingent liability	15	30,552	1,463	1,271
Non-current lease liability		667	652	—
Deferred income		34	80	136
Total non-current liabilities		31,253	2,195	1,407
Total equity and liabilities		245,827	59,887	95,793
The accompanying notes form an integral part of these condensed consolidated financial statements.
* Comparative results were restated to reflect the change in presentational currency (see note 3).

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020, AND SEPTEMBER 30, 2019 (UNAUDITED)

			Restated*	Restated*	Restated*
	Notes	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
		$'000s	$'000s	$'000s	$'000s
Research and development costs		(12,704)	(14,741)	(28,149)	(35,200)
General and administrative costs		(8,456)	(2,424)	(18,083)	(7,549)
Operating loss		(21,160)	(17,165)	(46,232)	(42,749)
Finance income	7	857	1,515	1,304	4,248
Finance expense	7	(1,858)	(54)	(2,182)	(149)
Loss before taxation		(22,161)	(15,704)	(47,110)	(38,650)
Taxation — credit	8	2,294	3,224	5,699	7,632
Loss for the period		(19,867)	(12,480)	(41,411)	(31,018)
Other comprehensive loss:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translation to presentational currency		—	(1,974)	(2,469)	(2,113)
Total comprehensive loss attributable to owners of the Company		(19,867)	(14,454)	(43,880)	(33,131)
Loss per ordinary share — basic and diluted (cents)	9	(5.8)	(11.8)	(21.0)	(29.4)
The accompanying notes form an integral part of these condensed consolidated financial statements.
* Comparative results were restated to reflect the change in presentational currency (see note 3).

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020, AND SEPTEMBER 30, 2019 (UNAUDITED)

	Restated *	Restated *	Restated *	Restated *	Restated *	Restated *
	Share Capital	Share Premium	Share-based Expenses	Cumulative Translation Adjustment ("CTA")	Accumulated Loss	Total Equity
	$'000s	$'000s	$'000s	$'000s	$'000s	$'000s
Retranslated balances at July 1, 2019	7,265	165,408	12,676	77	(116,569)	68,857
Impact on CTA reserve of change in presentation currency to US dollars (1)	—	—	—	(4,967)	—	(4,967)
Adjusted balance at July 1, 2019	7,265	165,408	12,676	(4,890)	(116,569)	63,890
Loss for the period	—	—	—	—	(12,480)	(12,480)
Other comprehensive income for the year:
Exchange differences on translation to presentational currency	—	—	—	(1,974)	—	(1,974)
Total comprehensive loss for the period	—	—	—	(1,974)	(12,480)	(14,454)
Share-based payments	—	—	711	—	—	711
Balance at September 30, 2019	7,265	165,408	13,387	(6,864)	(129,049)	50,147

Balance at July 1, 2020	7,333	165,408	16,944	(5,796)	(160,154)	23,735
Loss for the period	—	—	—	—	(19,867)	(19,867)
Total comprehensive loss for the period	—	—	—	—	(19,867)	(19,867)
New share capital issued on Private Placement	22,700	177,456	—	—	(20)	200,136
Transaction costs on share capital issued	—	(12,796)	—	—	—	(12,796)
Share options exercised during the period	21	—	—	—	—	21
Share-based payments	—	—	6,486	—	—	6,486
Balance at September 30, 2020	30,054	330,068	23,430	(5,796)	(180,041)	197,715
(1) $4,967 thousand relates to the reversal of previous cumulative translation adjustments (which were previously recorded in Accumulated Loss and are now shown separately) relating to the translation of Verona Pharma, Inc.'s results from US dollars to pounds sterling and recording the cumulative translation adjustments relating to the translation of Verona Pharma plc's results from pounds sterling to US dollars as a result of the change of the presentational currency. See note 3 for more information.
* Comparative results were restated to reflect the change in presentational currency (see note 3).

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020, AND SEPTEMBER 30, 2019 (UNAUDITED)

	Restated *	Restated *	Restated *	Restated *	Restated *	Restated *
	Share Capital	Share Premium	Share-based Expenses	Cumulative Translation Adjustment ("CTA")	Accumulated Loss	Total Equity
	$'000s	$'000s	$'000s	$'000s	$'000s	$'000s
Retranslated balances at January 1, 2019	7,265	165,408	11,008	33	(98,005)	85,709
Impact of adoption of IFRS 16 (1)	—	—	—	—	(26)	(26)
Impact on CTA reserve of change in presentation currency to US dollars (2)	—	—		(4,784)	—	(4,784)
Adjusted Balance at January 1, 2019	7,265	165,408	11,008	(4,751)	(98,031)	80,899
Loss for the period	—	—	—	—	(31,018)	(31,018)
Other comprehensive income for the year:
Exchange differences on translation to presentational currency	—	—	—	(2,113)	—	(2,113)
Total comprehensive loss for the period	—	—	—	(2,113)	(31,018)	(33,131)
Share-based payments	—	—	2,379	—	—	2,379
Balance at September 30, 2019	7,265	165,408	13,387	(6,864)	(129,049)	50,147

Balance at January 1, 2020	7,265	165,408	14,127	(3,327)	(138,542)	44,931
Loss for the period	—	—	—	—	(41,411)	(41,411)
Other comprehensive loss for the year:
Exchange differences on translation to presentational currency	—	—	—	(2,469)	—	(2,469)
Total comprehensive loss for the period	—	—	—	(2,469)	(41,411)	(43,880)
New share capital issued on Private Placement	22,700	177,456	—	—	(20)	200,136
Transaction costs on share capital issued	—	(12,796)	—	—	—	(12,796)
Share options exercised during the period	89	—	—	—	(68)	21
Share-based payments	—	—	9,303	—	—	9,303
Balance at September 30, 2020	30,054	330,068	23,430	(5,796)	(180,041)	197,715
(1) $26 thousand relates to the adoption of IFRS 16. See note 2.17 of the 2019 20-F.
(2) $4,784 thousand relates to the reversal of previous cumulative translation adjustments (which were previously recorded in Accumulated Loss and are now shown separately) relating to the translation of Verona Pharma, Inc.'s results from US dollars to pounds sterling and recording the cumulative translation adjustments relating to the translation of Verona Pharma plc's results from pounds sterling to US dollars as a result of the change of the presentational currency. See note 3 for more information.
* Comparative results were restated to reflect the change in presentational currency (see note 3).

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2020, AND SEPTEMBER 30, 2019 (UNAUDITED)

		Restated*
	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
	$'000s	$'000s
Cash used in operating activities:
Loss before taxation	(47,110)	(38,650)
Finance income	(1,304)	(4,248)
Finance expense	2,182	149
Share-based payment charge	9,303	2,379
Increase in prepayments and other receivables	(1,368)	(1,970)
Increase in trade and other payables	2,931	5,280
Depreciation of property, plant and equipment and right of use asset	468	348
Impairment of right of use asset	289	—
Unrealized foreign exchange (gains) / losses	(251)	15
Amortization of intangible assets	120	97
Cash used in operating activities	(34,740)	(36,600)
Cash inflow from taxation	9,035	5,283
Net cash used in operating activities	(25,705)	(31,317)
Cash flow from investing activities:
Interest received	191	1,046
Purchase of plant and equipment	(73)	(25)
Payment for patents and computer software	(228)	(233)
Transfer to short term investments	—	(8,915)
Maturity of short term investments	9,792	57,144
Net cash generated in investing activities	9,682	49,017
Cash flow from financing activities:
Proceeds of Private Placement	200,156	—
Transaction costs of Private Placement	(11,763)	—
Payment of lease liabilities	(539)	(372)
Net cash generated from / (used) in financing activities	187,854	(372)
Net increase in cash and cash equivalents	171,831	17,328
Cash and cash equivalents at the beginning of the period	30,428	25,243
Effect of exchange rates on cash and cash equivalents	(291)	(966)
Cash and cash equivalents at the end of the period	201,968	41,605
* Comparative results were restated to reflect the change in presentational currency (see note 3).

VERONA PHARMA PLC
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company, which is currently dual listed, with its ordinary shares listed on the AIM market operated by the London Stock Exchange and its American Depositary Shares ("ADSs") on the Nasdaq Global Market ("Nasdaq"). The Company is incorporated and domiciled in the United Kingdom.
The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma, Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
In September, 2020, Verona Pharma announced plans to delist from the AIM stock market effective as of October 30, 2020. The Company will retain its listing on the Nasdaq.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma plc and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together the "Group”), for the nine months ended September 30, 2020, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2019.
The 2019 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
In the period the Company's functional currency changed from pounds sterling to US dollars and as a consequence the Group changed its accounting policy to present its financial statements in US dollars (see note 3). There have been no other changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2019, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted in the EU.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors on October 29, 2020.
The Group’s activities and results are not exposed to any seasonality. The Group operates as a single operating and reportable segment.
Going concern
The Group has incurred recurring losses since inception, including net losses of $40.5 million, $27.2 million and $26.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, as of September 30, 2020, the Group had an accumulated loss of $180.0 million. The Group expects to continue to generate operating losses for the foreseeable future. On July 17, 2020, the Group announced it raised $200 million in a private placement (the "Private Placement"), with net proceeds after transaction related fees and expenses of approximately $185.5 million (see note 18).
As of the issuance date of these condensed consolidated interim financial statements, the Group therefore expects that its cash and cash equivalents will be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months from the issuance date of these condensed consolidated interim financial statements. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
Impairment of intangible assets, goodwill and non-financial assets
The Group continues to review the effect of the COVID-19 pandemic on its operations, ongoing and planned clinical trials and the potential disruption to financial markets. Management has determined that the current effect on the Group does not require an impairment of intangible assets or goodwill as the Company's market value still supports the value of the assets. However, management will continue to monitor the situation for any triggering events that relate to the pandemic or other issues.
Dividend
The Directors do not recommend the payment of a dividend for the nine months ended September 30, 2020, (nine months ended September 30, 2019: $nil and the year ended December 31, 2019: $nil).
3. Change in presentational and functional currency
Accounting policy change - change in presentational currency
On July 1, 2020, the Group changed its presentational currency from pounds sterling to US dollars. This change has been made retrospectively and comparative financial statements, including the six months to June 30, 2020, have been restated using the following procedures:
•assets and liabilities were translated into US dollars at the closing rate of exchange;
•income and expenses were translated into US dollars at the average rate for the month in which they were recorded, which approximates to the rate at the date of the transactions;
•equity balances were translated at historical rates at the date of transactions;
•translation differences were taken to the cumulative translation adjustment reserve; and
•statements of cash flows were prepared in the functional currency of the entities and translated into the presentational currency at rates approximating the dates of transactions.
In accordance with IAS 1, Presentation of Financial Statements, a transition balance sheet has been included in the primary financial statements.
Change in functional currency
The functional currency of an entity is defined by IAS 21, The Effects of Changes in Foreign Exchange Rates, as the currency of the primary economic environment in which an entity operates. Determining the point at which the functional currency changes is a matter of judgment as economic activity changes over time.
In the six months to June 30, 2020, management changes resulted in lower people costs being paid in pounds sterling. Following the Private Placement the Company entered into contracts to commence Phase 3 trials for ensifentrine and the majority of the costs are incurred in US dollars. Management has reviewed budgeted activities over the next five years and identified that the majority of costs from the second half of 2020 onwards will be incurred in US dollars. Furthermore, the Private Placement in July, 2020, raised funds in US dollars and after delisting from AIM any future fund raises will be in US dollars. Also, the commercial focus of Company is the US market.
As a consequence, management determined that the Company's functional currency has changed from sterling to US dollars and this has been accounted for prospectively from July 1, 2020. To convert the Company's books and records into US dollars assets and liabilities were translated at the closing rate of exchange as of June 30, 2020.
4. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom apart from a right-of-use asset relating to a property lease, and associated fixtures and fittings, in the United States.
5. Financial instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk), cash flow and fair value interest rate risk, credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2019. In addition, due to the change of the Company's functional currency to US dollars and and Private Placement, the foreign exchange risk profile of the Group has changed, discussed below.

Currency risk
Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. Up to June 30, 2020, movements in the value of its US dollar balances impacted its net assets. From July 1, 2020, movements in the value of its pounds sterling balances impact its net assets.
The summary data about the Company's exposure to currency risk is as follows. Figures are the US dollar values of balances in each currency:

	September 30, 2020
	USD	GBP	EUR
	$'000s	$'000s	$'000s
Cash and cash equivalents	185,608	16,078	282
Trade, other payables and sterling element of assumed contingent liability	10,714	8,716	742

Sensitivity Analysis
A reasonably possible strengthening or weakening of the Euro or pounds sterling against US dollars as of September 30, 2020 would have affected the measurement of the financial instruments denominated in a foreign currency.
The following table shows how a movement in a currency would give rise to a profit or (loss) and a corresponding entry in equity.

	Profit or Loss and equity
	Strengthening	Weakening
	$'000s	$'000s
September 30, 2020
GBP (5% movement)	368	(368)
EUR (5% movement)	(23)	23
Foreign currency denominated trade payables are short term in nature (generally 30 to 45 days) except for the sterling element of the assumed contingent liability which is likely to become due between two and five years from the balance sheet date.
6. Critical estimates and judgements
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019, with the exception of development of the COVID-19 pandemic and the judgment required in determining the date that the Company's functional currency changed (see note 3).
We have assessed whether the COVID-19 pandemic has any impact on the key estimates and judgments previously reported in respect of the derivative financial instrument, the assumed contingent liability or other balances and concluded that there is no significant impact.

7. Finance income and expense

		Restated		Restated
	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
	$'000s	$'000s	$'000s	$'000s
Finance income:
Interest received on cash and short term investments	13	222	116	844
Foreign exchange gain on translating foreign currency denominated cash balances	844	860	1,188	709
Fair value adjustment on derivative financial instruments (note 14)	—	433	—	2,695
Total finance income	857	1,515	1,304	4,248

		Restated		Restated
	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019
	$'000s	$'000s	$'000s	$'000s
Finance expense:
Fair value adjustment on derivative financial instruments (note 14)	978	—	747	—
Interest on discounted lease liability	25	17	78	37
Unwinding of discount factor movements related to the assumed contingent liability (note 15)	855	37	1,357	112
Total finance expense	1,858	54	2,182	149
8. Taxation
The tax credit for the nine month period ended September 30, 2020, amounts to $5.7 million and primarily consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the nine month period ended September 30, 2020 for an amount of $5.8 million less a tax expense of $0.1 million related to the U.S. operations (nine month period ended September 30, 2019: $7.6 million tax credit, comprising $7.7 million for research and development tax credit, less $45 thousand expense for tax on U.S. operations).
The tax credit for the three month period ended September 30, 2020, amounts to $2.3 million, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended September 30, 2020 for an amount of $2.3 million less a tax expense of $44 thousand related to the U.S. operations (three month period ended September 30, 2019: $3.2 million tax credit, comprising $3.2 million for research and development tax credit, less $20 thousand expense for tax on U.S. operations).
9. Loss per share calculation
For the nine months ended September 30, 2020, the basic loss per share of 21.0 cents (September 30, 2019: 29.4 cents) is calculated by dividing the loss for the nine months ended September 30, 2020 by the weighted average number of ordinary shares in issue of 197,049,240 during the nine months ended September 30, 2020 (September 30, 2019: 105,326,638). Potential ordinary shares are not treated as dilutive as the entity is incurring losses and such shares would be anti-dilutive.
For the three months ended September 30, 2020, the basic loss per share of 5.8 cents (September 30, 2019: 11.8 cents) is calculated by dividing the loss for the three months ended September 30, 2020 by the weighted average number of ordinary shares in issue of 344,809,792 during the three months ended September 30, 2020 (September 30, 2019: 105,326,638). Potential ordinary shares are not treated as dilutive as the entity is incurring losses and such shares would be anti-dilutive.
Each ADS represents 8 ordinary shares of the Company, so the profit or loss per ADS in any period is equal to eight times the profit or loss per share.

10. Intangible assets

	Restated	Restated	Restated	Restated
	IP R&D	Computer software	Patents	Total
	$'000s	$'000s	$'000s	$'000s
Cost
At January 1, 2020	2,591	25	1,611	4,227
Additions	27,666	—	227	28,161
Translation differences recognized in other comprehensive loss	148	(2)	(112)	(234)
At September 30, 2020	30,405	23	1,726	32,154
Accumulated amortization
At January 1, 2020	—	19	549	568
Charge for period	—	3	117	120
Translation differences recognized in other comprehensive loss	—	(1)	(40)	(41)
At September 30, 2020	—	21	626	647
Net book value
At September 30, 2020	30,405	2	1,100	31,507

Movements in the assumed contingent liability (see note 15) that relate to changes in estimated cashflows or probabilities of success are recognized as additions to the In-Process Research and Development ("IP R&D") asset that it relates to.
In the nine months ended September 30, 2020, the Group determined that it had moved from Phase 2 of ensifentrine's clinical development plan to Phase 3. The probability of success and estimated cashflows have changed and the $27.7 million movement in the liability relating to this was recorded as an addition to the IP R&D asset that it relates to.
There were no changes in estimated cashflows or probabilities of success in 2019.
11. Right-of-use assets
In the nine months ended September 30, 2020, an office lease was signed in North Carolina and a liability and corresponding right-of-use ("ROU") asset of $703 thousand were recorded. The lease terminates on April 30, 2024.
As at December 31, 2019, the Group had an ROU asset relating to office space in New York. In the nine months ended September 30, 2020, the New York office was closed and the ROU asset was subject to an impairment review and its net book value of $290 thousand was subsequently expensed to the income statement. The Group retains a liability of $195 thousand relating to this asset.
12. Short term investments
Short term investments as at September 30, 2020, amounted to a total of $nil (December 31, 2019: $10.4 million) and in 2019 consisted of fixed term deposits.
13. Cash and cash equivalents
Included in cash and cash equivalents are cash balances held at bank, term deposits with maturities of less than three months at inception and investments in money market funds. Money market funds have been classified as cash and cash equivalents as they are low risk instruments, readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Management's intention is to manage these funds as cash and to use them to meet short term cash requirements.

14. Derivative financial instrument
On July 29, 2016, the Company issued 31,115,926 warrants, allowing the holders to subscribe for 0.4 of an ordinary share at a per share exercise price of £1.7238. The warrants can be exercised until May 2, 2022.
The warrant holders can opt for a cashless exercise of their warrants, whereby they can choose to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the warrants. The warrants are therefore classified as a derivative financial liability, since their exercise could result in a variable number of shares to be issued.
At September 30, 2020, and December 31, 2019, warrants over 12,401,262 shares were in effect.

	As of September 30, 2020	As of December 31, 2019
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.00%	0.54%
Remaining term to exercise	1.59 years	2.34 years
Annualized volatility	90.07%	65.56%
Dividend rate	0.00%	0.00%
As of September 30, 2020, the Group updated the underlying assumptions and calculated a fair value of these warrants of $1.9 million.
The variance for the nine month period ended September 30, 2020, was $0.7 million (nine month period ended September 30, 2019: $2.7 million) and is recorded as finance income and expense in the Consolidated Statement of Comprehensive Income.

		Restated
	Derivative financial instrument	Derivative financial instrument
	2020	2019
	$'000s	$'000s
As of January 1	1,188	3,180
Fair value adjustments recognized in profit or loss	725	(2,695)
Foreign exchange differences recognized in loss for the period	22	—
Translation differences recognized in other comprehensive loss	(78)	26
As of September 30	1,857	511
For the amount recognized as at September 30, 2020, the effect if volatility were to deviate up or down is presented in the following table:

Volatility (up / down 10 % pts)
$'000s
Variable up	2,359
Base case, reported fair value	1,857
Variable down	1,378

15. Assumed contingent liability related to the business combination
The value of the assumed contingent liability as of September 30, 2020, amounted to $30.6 million (December 31, 2019: $1.5 million). The increase in value of the assumed contingent liability during the nine months ended September 30, 2020, amounted to $29.1 million (nine months ended September 30, 2019: $78 thousand).
The assumed contingent liability relates to the acquisition, in 2006, of rights to certain patents and patent applications relating to ensifentrine and related compounds under which the Company is obliged to pay royalties to Ligand.
The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.
The expected cash flows are based on estimated future royalties payable, derived from sales forecasts, and an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk-weighted value of the assumed contingent arrangement is discounted back to its net present value applying an effective interest rate of 12%.
Re-measurements relating to changes in estimated cash flows and probabilities of success are recognized in the IP R&D asset it relates to. The unwinding of the liability is recorded in finance expense.
As at May 13, 2020, the Group determined that it had moved from Phase 2 of ensifentrine's clinical development plan to Phase 3. As a consequence, the probability of success has changed, reducing the risk-weighting adjustment applied to estimated cashflows. Furthermore, the Group had carried out market research and updated its forecasts for ensifentrine's revenue for the maintenance treatment of chronic obstructive pulmonary disorder using a nebulized formulation in the U.S. The Group therefore updated estimated cashflows in the second quarter of 2020. In the third quarter of 2020 and in 2019 there were no events that triggered remeasurement.

		Restated
	2020	2019
	$'000s	$'000s
January 1	1,463	1,271
Re-measurement of contingent liability	27,666	—
Foreign exchange differences recognized in loss for the period	223	14
Translation differences recognized in other comprehensive loss	(157)	(48)
Unwinding of discount factor	1,357	112
September 30	30,552	1,349
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at September 30, 2020, of $30.6 million, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming other variables do not change):

	Probability of success up / down 5 % pt	Revenue (up / down 10%)
	$'000s	$'000s
Variable up	32,822	33,307
Base case, reported fair value	30,552	30,552
Variable down	28,282	27,798

16. Share option plans
During the nine months ended September 30, 2020 the Company granted a total of 2,096,200 share options and 62,566,216 Restricted Stock Units (“RSUs”) (nine months ended September 30, 2019, the Company granted 4,349,050 share options, and 740,496 RSUs).
The movement in the number of the Company’s share options is set out below and relate to options over ordinary shares:

			Restated
	Weighted average exercise price	2020	Weighted average exercise price	2019
	$		$
Outstanding at January 1	1.55	14,179,196	2.09	8,752,114
Granted during the period	0.73	2,096,200	0.75	4,349,050
Expired during the period	1.93	(589,129)	3.06	(19,998)
Forfeited during the period	1.51	(2,292,747)	1.07	(43,723)
Outstanding options at September 30	1.41	13,393,520	1.64	13,037,443

The movement in the number of the Company’s RSUs is set out below and relate to RSUs over ordinary shares:

	2020	2019

Outstanding at January 1	1,602,969	862,473
Granted during the period	62,566,216	740,496
Exercised during the period	(1,476,664)	—
Forfeited during the period	(84,889)	—
Outstanding RSUs at September 30	62,607,632	1,602,969
1,069,184 of the RSUs issued related to an element of annual base salary and 36,989,376 related to additional equity grants for Dr. Zaccardelli and Mr. Hahn (see note 17). Using the Black-Scholes valuation model the fair value of each RSUs relating to annual base salary was $0.71 and the fair value of each RSU relating to the additional grants was at $0.94.
The share-based payment expense for the nine months ended September 30, 2020, was $9.3 million (nine months ended September 30, 2019: $2.4 million).

17. Related party transactions
The Directors and Officers have authority and responsibility for planning, directing and controlling the activities of the Company and they therefore comprise key management personnel as defined by IAS 24 ("Related Party Disclosures").
During the nine months ended September 30, 2020, Dr. Jan-Anders Karlsson, the Company’s former CEO, and Piers Morgan, the Company’s former CFO, resigned and were replaced by Dr. David Zaccardelli as CEO and President, and Mark Hahn as CFO.
Dr. Jan-Anders Karlsson's severance agreement included severance pay equal to £479,160, a cash bonus of £40,000, a payment as compensation of termination of employment of £100,000 and base salary in lieu of notice of £363,000. Other benefits included continued medical and life insurance and continued pension contributions until February 28, 2021.
Piers Morgan's severance agreement included severance pay equal to £123,930 as payment in lieu of notice, a cash bonus of £82,620, ex gratia compensation of £30,000 and £40,000 additional compensation for termination of employment.
Pursuant to the terms of his employment agreement Dr. Zaccardelli is entitled to receive an annual base salary of $750,000, payable $250,000 in cash and $500,000 in restricted stock units, and a target annual bonus opportunity of 50% of his annual base salary. Dr. Zaccardelli is also entitled to receive an award of restricted stock units, equal to 4% of the Company's outstanding ordinary shares, and an additional award of restricted stock units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Dr. Zaccardelli’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of the Company's outstanding ordinary shares on the applicable date of issuance. Following the Private Placement in July, 2020, Dr. Zaccardelli received this additional award (see note 18).
Pursuant to the terms of his employment agreement Mr. Hahn is entitled to receive an annual base salary of $500,000, payable $250,000 in cash and $250,000 in restricted stock units, and a target annual bonus opportunity of 50% of his annual base salary. Mr. Hahn is also entitled to receive an initial award of restricted stock units, equal to 3% of the Company's outstanding ordinary shares and an award of restricted stock units equal to 1% of the Company's outstanding ordinary shares after six months of employment. He will also be entitled to an additional award of restricted stock units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Mr. Hahn’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of the Company's outstanding ordinary shares on the applicable date of issuance. Following the Private Placement in July 2020 Mr. Hahn received this additional award (see note 18).
During the nine months ended September 30, 2020, 356,392 and 178,192 RSUs that were issued to Dr. Zaccardelli and Mr. Hahn, respectively, vested. The shares were issued on May 12, 2020, and August 5, 2020.
Pursuant to their employment agreements, during the nine months ended September 30, 2020, Dr. Zaccardelli and Mr. Hahn were each awarded an aggregate of 18,494,688 RSUs equal to 4% of the Company's outstanding ordinary shares as of July 23, 2020.
During the nine months ended September 30, 2020, the board of directors were awarded RSUs or share options. Dr. Ebsworth, Dr. Cunningham, Dr. Edwards, Dr. Shah, Mr. Sinha and Dr. Ullman were awarded 116,000 RSUs each. Mr. Gupta and Dr. Sinclair were awarded 185,600 share options each.
In connection with the Private Placement, certain Directors and an Officer of the Company (the “Participating Directors and Officer”) subscribed for new ordinary shares at a price of $0.5625, or £0.45, or ADSs at a price of $4.50.
A summary of the Participating Directors and Officers is shown below:

Name	Title	Amount	Number of shares
Dr. Ebsworth	Chairman	£100,000	222,216
Dr. Zaccardelli	President & CEO	$249,998	444,440
Mr. Sinha (through connected persons)	Director	$299,997	533,328
Dr. Ullman	Director	$149,983	266,664
Dr. Edwards	Director	$29,997	53,328
Mr. Hahn	CFO	$100,004	177,784

As of July 15, 2020, Novo Holdings A/S and Vivo Capital held approximately 11.63 per cent and 11.21 per cent, respectively, of Verona Pharma’s issued ordinary share capital and as such each is considered to be a related party of the Company as defined in the AIM Rules for Companies. The participation by Novo Holdings A/S and Vivo Capital in the Financing are deemed to each constitute a related party transaction pursuant to AIM Rule 13. Post the closing of the financing July 22, 2020, Novo Holdings A/S and Vivo Capital were no longer related parties.
18. July 2020 Private Placement
On July 17, 2020, Verona Pharma announced that it raised approximately $200 million in a private placement with new and existing institutional and accredited investors (the "Private Placement"). The Private Placement comprised a private placement of 39,090,009 ADSs, each representing eight ordinary shares or non-voting ordinary shares, at a price of $4.50 per ADS, and 43,111,112 ordinary shares at the equivalent price of $0.5625 per ordinary share.
The net proceeds of the Financing were approximately $185.5 million after deducting placement agent fees and estimated expenses.
19. Post balance sheet events
There were no post balance sheet events to report.